For Immediate Release
April 26, 2006

Contact:
Shareholder Inquiries	Financial Advisor Inquiries
Computershare 888.396.7866	Evergreen Investments 800.343.2898

Media Relations Inquiries
Laura Fay 617.210.3867	Dan Flaherty 617.210.3887
lfay@EvergreenInvestments.com	dflaherty@EvergreenInvestments.com

Evergreen Investments Announces Final Results of Tender Offer

BOSTON – Evergreen Utilities and High Income Fund (AMEX:ERH), a non-diversified, closed-end equity and high yield bond fund, announced today the final results of its tender offer for up to 5% or 445,117, in the aggregate, of its issued and outstanding common shares, which expired on April 24, 2006. The Fund has accepted, after adjusting for fractional shares in accordance with the terms of the offer, 445,117 shares for payment on April 27, 2006 at a price of $21.85 per share, which was the net asset value per share determined as of the close of the New York Stock Exchange on April 25, 2006. These shares represent 5% of the Fund’s outstanding common shares.

A total of 2,357,240 shares were properly tendered and not withdrawn by April 24, 2006, the final date for withdrawals. In accordance with the terms of the tender offer, the Fund is purchasing shares on a pro rata basis from all tendering shareholders. The Fund is purchasing an aggregate of 445,117 shares. Accordingly, on a pro rata basis, 18.883% of the shares tendered by each shareholder who properly tendered shares have been accepted for payment.

Evergreen Utilities and High Income Fund is a non-diversified closed-end equity and high yield bond fund. The Fund’s investment objective is to seek a high level of current income and moderate capital growth, with an emphasis on providing tax-advantaged dividend income. Evergreen Investment Management Company, LLC is the Fund’s investment advisor.

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Investments in the Fund involve risk. Additional risks are associated with investing in utility and below investment grade securities, such as risk that concentrating investments in one single sector could increase volatility of your investment and risk that below investment grade investment is more prone to default or decline in market value.

To make changes to your account, please contact your financial advisor, brokerage firm, bank, or other nominee with whom your shares are registered. If your shares are registered with the Fund’s transfer agent, Computershare, please contact them directly at 888.396.7866 or visit www.computershare.com.

About Evergreen Investments

Evergreen Investments is the brand name under which Wachovia Corporation (NYSE:WB) conducts its investment management business. Wachovia Global Asset Management is the brand name under which Evergreen Investments conducts sales and distribution business outside of the United States. Combined, the groups serve more than four million individual and institutional investors through a broad range of investment products. Led by more than 300 investment professionals, Evergreen Investments strives to meet client investment objectives through disciplined, team-based asset management. Evergreen Investments manages more than $257 billion in assets (as of March 31, 2006). Please visit EvergreenInvestments.com for more information about Evergreen Investments.

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